RULE 424(B)(3)


                              PROSPECTUS SUPPLEMENT
                       (TO PROSPECTUS DATED JUNE 24, 2003)



          FILED PURSUANT TO RULE 424(B)(3) OF THE RULES AND REGULATIONS
                        UNDER THE SECURITIES ACT OF 1933
                           REGISTRATION NO. 333-90992



                            VON HOFFMANN CORPORATION
                          10 1/4% SENIOR NOTES DUE 2009
                    10 3/8% SENIOR SUBORDINATED NOTES DUE 2007



                           VON HOFFMANN HOLDINGS INC.
                13 1/2% SUBORDINATED EXCHANGE DEBENTURES DUE 2009

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                               RECENT DEVELOPMENTS

THIS PROSPECTUS SUPPLEMENT CONTAINS A PRESS RELEASE ISSUED ON DECEMBER 11, 2003 BY VON HOFFMANN CORPORATION. THE INFORMATION CONTAINED ON OUR WEBSITE IS NOT INCLUDED AS PART OF, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT.

              ----------------------------------------------------

THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE PROSPECTUS AND ANY OTHER RELATED PROSPECTUS SUPPLEMENTS, IS TO BE USED BY CREDIT SUISSE FIRST BOSTON CORPORATION IN CONNECTION WITH OFFERS AND SALES OF THE NOTES AND DEBENTURES IN MARKET-MAKING TRANSACTIONS AT NEGOTIATED PRICES RELATED TO PREVAILING MARKET PRICES AT THE TIME OF SALE.



CREDIT SUISSE FIRST BOSTON CORPORATION MAY ACT AS PRINCIPAL OR AGENT IN SUCH TRANSACTIONS.

DECEMBER 12, 2003

NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------


                  VON HOFFMANN CREATES UNSURPASSED CAPABILITIES
                  FOR PRINTING ON PLASTICS THROUGH INTEGRATION
                     OF PRECISION INTO LEHIGH LITHOGRAPHERS

INVESTOR CONTACT:                              MEDIA CONTACT:
Gary C. Wetzel                                 Michael H. Ford
Senior VP & Chief Financial Officer            Vice President of Marketing
Von Hoffmann Corporation                       Von Hoffmann Corporation
314.835.3317                                   314.835.3373


ST LOUIS, MISSOURI, DECEMBER 11, 2003 ~ VON HOFFMANN CORPORATION, a leading North American educational and commercial printer today announced it will close the manufacturing facilities of its wholly-owned subsidiary Precision Offset Printing Company, Inc. by the end of the first quarter of 2004 in an effort to reduce costs and consolidate its services offered to customers who print products on plastics and other synthetic substrates. The operations of Precision, presently conducted at the manufacturing facilities in Leesport and Dauberville, PA, will be integrated into the Pennsauken, NJ-based Lehigh Lithographers division of The Lehigh Press, Inc, (also a wholly-owned subsidiary of Von Hoffmann), recently acquired in October, 2003.

"We are the industry leader in printing on transparencies for our education customers, and this key market represents approximately $17 million in annual revenue for Von Hoffmann," said Robert Mathews, President and Chief Executive Officer of Von Hoffmann. "Lehigh possesses the latest state-of-the-art sheetfed equipment and digital print technologies. In addition, Lehigh has years of experience printing complex high quality products on a variety of materials. By transitioning certain expertise and equipment from Precision into Lehigh as well as making further significant investments in prepress, press, and bindery, it is our intent to create a platform for printing on plastics that far surpasses anyone in the book printing industry," said Mathews.

Precision Offset Printing, Inc. employs approximately 110 people. Precision's facilities in Leesport and Dauberville, PA manufacture primarily plastic products, which consist of overhead transparency products and plastic inserts for the educational textbooks. Von Hoffmann will incur a pre-tax charge of $4.0 to $4.5 million in the first quarter of 2004 in order to cover severance payments, relocation costs as well as the write-down of certain fixed assets which will not be relocated. Of the above expected charge, the cash portion of the charge is approximately $1.0 to $1.5 million.


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
ABOUT VON HOFFMANN

Von Hoffmann Corporation is a leading North American manufacturer of printed products for the educational and commercial markets. For over 90 years, the Von Hoffmann name has been synonymous with outstanding quality in printing and print related services. With the recently completed acquisition of Lehigh Press, Von Hoffmann has over 2,300 employees and 11 manufacturing facilities throughout the United States. Von Hoffmann is committed to offering its core customers a full range of products and services from design and prepress through manufacturing and distribution and fulfillment. Von Hoffmann is headquartered in St. Louis, Missouri. For more information, visit www.vonhoffmann.com.

SAFE HARBOR STATEMENT

Certain statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical facts, but rather reflect current expectations concerning future events and results. The Company generally uses the words "believes," "expects," "intends," "plans," "anticipates," "likely," "will" and similar expressions to identify forward-looking statements. Such forward-looking statements, including those concerning the Company's expectations, involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the educational textbook market, the level of future activity of the public school textbook adoption process, demographic and other trends in the instructional materials market, our ability to maintain or increase our market share and our future capital expenditure levels. In evaluating such statements as well as the future prospects of the Company, refer to the "Risk Factors" section of the Company's filings with the Securities and Exchange Commission for a complete description of such factors.


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